

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 25, 2018

Wang Huang
Chief Executive Officer
Huami Corporation
Building H8, No. 2800, Chuangxin Road
Hefei, 230088
People's Republic of China

Re: Huami Corporation
Registration Statement on Form F-1
Filed January 12, 2018
File No. 333-222528

Dear Mr. Huang:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Recent Developments, page 3

1.   Please revise to provide an analysis of the financial measures disclosed including whether the measures are consistent with the trends disclosed in your MD&A. For example, consider disclosing the impact of "Singles' Day" if material. Also, revise to explain why you can only provide partial and preliminary information at this time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP